FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of July, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

July 22, 2003

Hanson announces sale of Texas and Arkansas ready-mixed concrete operations, completes Better Materials aggregates acquisition and updates on other corporate development activity

-         $77 million sale of Texas/Arkansas ready-mixed concrete operations completed in July

-         $149 million Better Materials acquisition completed in July

-         $48 million (GBP30m) first half 2003 bolt-on acquisition spend

-         $125.4 million North Texas Cement disposal completed in January and
Australian cement joint-venture in June

-         Second half activity to date includes contract to acquire Wagner
Quarries and completion of US asset exchange
Hanson PLC, the international building materials company, has sold its ready-mixed concrete operations in Texas and Arkansas while reinforcing its position in its key US aggregates markets through the completion of the previously announced Better Materials transaction and other bolt-on acquisitions and swaps.

Commenting on these transactions, Alan Murray, Chief Executive of Hanson PLC, said: "Since the beginning of the year, Hanson has completed cement and ready-mixed concrete disposals in Texas totalling $202 million. In line with our stated strategy of expanding in our core products and markets, we have successfully reinvested these proceeds and swapped assets in value-adding transactions which build-up existing operations, principally in US aggregates. In addition, the net effect of the transactions completed in the year to date is to increase Hanson's planned mineral reserves by over 650 million tons."

Hanson has sold the ready-mixed concrete operations in Texas and Arkansas it acquired with Pioneer International Limited in 2000 to Southern Star Concrete Inc., a portfolio company of the Texas Growth Fund, for $77 million in cash, subject to final adjustments. The sale involves 63 active ready-mixed concrete plants and associated distribution assets which serve the Dallas/Fort Worth and Houston markets as well as rural markets in East Texas and Central/South Arkansas. In the six months to June 30, 2003, ready-mixed concrete shipments from these operations totalled 2.6 million cubic yards and their EBITA contribution was $1.0 million. The sale does not include Hanson's 50% interest in Houston based Campbell Concrete and Materials L.P.

This disposal follows the completion in January 2003 of the sale of Hanson's 50% interest in North Texas Cement Company for $125.4 million in cash. Hanson has no ambitions to be a major cement producer and will only hold ready-mixed concrete assets in those markets where it is necessary to provide a secure outlet for its aggregates production. Hanson will retain its number one position in the Texas aggregates market and will continue to benefit from an aggregates supply agreement with the ready-mixed concrete operations.

Hanson's bolt-on acquisition spend in the first half of 2003 has totalled approximately $48 million (GBP30m). In North America, acquisitions include a 1.0 million tons p.a. aggregates quarry in Cincinnati, Ohio and a 0.7 million tons p.a. aggregates quarry in London, Kentucky. In addition, in Australia Hanson has acquired two aggregates and ready-mixed concrete operations in Western Australia and, as part of the new Cement Australia Pty Ltd joint-venture, has acquired three aggregates operations in Melbourne and south east Queensland and ready-mixed concrete operations on the Sunshine Coast in Queensland from Queensland Cement Ltd (QCL).

Cement Australia Pty Ltd was formed in June this year when Rinker Group Ltd, Hanson Australia and Holcim Ltd merged their Australian cement businesses, Australian Cement Holdings (ACH) and QCL. Rinker and Hanson each owned 50% of ACH while QCL was wholly owned by Holcim. Following the merger, Hanson and Rinker retain a 25% interest in Cement Australia with Holcim owning the remaining 50%.

Since the end of June, Hanson has completed its previously announced acquisition of US aggregates producer, Better Materials Corporation. Costing $149 million in cash, plus working capital adjustments and the assumption of $3 million in debt, Better Materials will increase Hanson's aggregates position in Pennsylvania and provide a new presence in New Jersey. In the year to December 31, 2002, Better Materials shipped 9.4 million tons of aggregates and 1.8 million tons of asphalt.

In addition to the above, since the end of the first half Hanson has signed a contract to acquire the business of Wagner Quarries Company, an independent company which owns a c.3 million tons p.a. limestone quarry in northern Ohio. Located to the west of Cleveland, Wagner represents a bolt-on to Hanson's existing operations in Ohio.

In July, Hanson has also completed an asset exchange with Oldcastle Materials, Inc., a subsidiary of CRH plc, whereby Hanson has transferred seven rural quarries in Alabama, Georgia, Tennessee and Michigan for assets which include five quarries which complement Hanson's existing northern Indiana and northern Ohio operations.

The fundamentals of Hanson's strategy are clear. With its focus on its core products and markets, Hanson will continue to make value-adding bolt-on acquisitions while securing the mineral reserves necessary for long-term growth and the creation of shareholder value.

Inquiries:        Justin Read
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245
Notes:
1.       Hanson is the largest producer of aggregates and concrete pipe &
products in the world and is the third largest producer of ready-mixed concrete.
Its other principal product is bricks and its operations are in North America, the UK, continental Europe, Australia and Asia Pacific.

2.       Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes
e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).

3.       High-resolution Hanson images are available to download from the media centre on Hanson's website and from www.newscast.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    July 22, 2003